UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134107

(CUSIP Number)

Kai Haakon E. Liekefett	James Cole
Sidley Austin LLP	Sidley Austin LLP
787 Seventh Avenue	1501 K Street NW
New York, NY 10019	Washington, DC 20005
(212) 839-5300	(202) 736-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983134107	SCHEDULE 13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. Elaine P. Wynn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 9,539,077
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,539,077
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,539,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.78%
14.	Type of Reporting Person: IN

SCHEDULE 13D	Page 3 of 5 Pages

This Amendment No. 16 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.01 (the “Common Stock”) of Wynn Resorts, Limited (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, Ms. Wynn may (a) engage in discussions with the Board regarding a variety of matters relating to the Company, including, among other things, Board composition, and (b) take steps seeking to bring about changes to increase shareholder value, including, but not limited to, pursuing plans or proposals relating to changes to the Board and/or the Company’s charter.

On July 5, 2018, Ms. Wynn reiterated her April 17, 2018 request that the Board immediately begin the process to amend the Company’s articles of incorporation to provide for the annual election of ALL directors and to have the entire Board stand for re-election at the Company’s 2019 annual meeting of shareholders.

Ms. Wynn repeated the request for immediate declassification shortly after learning of the decision by the Board not to elect an extremely well-qualified candidate (the “Candidate”) to the Board and appoint the Candidate as a vice chairman of the Board. A former Fortune 500 CEO, the Candidate has served on the boards of at least six public companies, including as Chairman of the Board of three public companies, and has extensive credibility with gaming industry regulators. The reason provided for the Board’s decision was that neither the Nominating and Corporate Governance Committee nor the full Board wanted to bring in an outsider as a vice chairman, despite the Candidate’s qualifications.

In an effort to resolve differences between the Company and herself, Ms. Wynn had offered to sign a multi-year standstill in exchange for the Candidate’s appointment as Chairman. During discussions, a Company representative raised the possibility of vice chair without a standstill. The Candidate is not a close associate of Ms. Wynn. There is no agreement or understanding between the Candidate and Ms. Wynn as to any agenda. Further, the Candidate was told that he had been suggested as a director candidate by both a current director and a former director even before Ms. Wynn had suggested the Candidate’s name.

The Candidate had made a Board leadership position (chair or vice chair) an express condition to his willingness to join the Board, because he felt that a leadership role would be necessary for him to be in a position to help address the Company’s regulatory issues. While the Board offered the Candidate a Board seat, the Board did so knowing that it would not meet the Candidate’s condition, and he declined.

Ms. Wynn made the July 5, 2018 request for immediate declassification in the interest of further improving the Company’s governance practices. After observing various actions of the current Board (including the Board’s response to Ms. Wynn’s good faith efforts to settle differences between Ms. Wynn and the Company) and taking into account the criticisms of the special committee investigation reported on in The Wall Street Journal on June 17, 2018, it is Ms. Wynn’s position that the Board needs to have a greater sense of accountability to shareholders, which would be greatly enhanced by an annual election of all directors. According to SharkRepellent.net, as of June 30, 2018, approximately 89% of S&P 500 companies have boards that are elected annually (as opposed to classified boards, like the Company’s).

Separately, on July 6, 2018, in response to the Form 8-K filed by the Company on July 5, 2018, Ms. Wynn communicated to the Board her concerns that the Board would do something inappropriate with respect to the terms of the departure of Kim Sinatra, the Company’s Executive Vice President, General Counsel and Secretary. In her communications, Ms. Wynn urged the Board to obtain advice from an independent compensation consultant and truly independent legal counsel (i.e., not Ms. Sinatra’s former firm or any firm that Ms. Sinatra has in the past retained for the Company). Among the factors that Ms. Wynn urged the Board to consider with the benefit of independent advice is whether the Company should take the position that this is a “for cause” termination, particularly given the broad definition of “Cause” in Ms. Sinatra’s February 28, 2017 Amended and Restated Employment Agreement. Ms. Wynn also urged the Board to consider a clawback provision requiring Ms. Sinatra to repay the Company any departure-related payments if she either (a) does not cooperate with the Company in connection with actions or investigations relating to events that transpired while she was General Counsel or (b) the Board later determines that there would have been grounds for a “for cause” termination.

SCHEDULE 13D	Page 4 of 5 Pages

Ms. Wynn may continue to engage in discussions with the Company’s shareholders, management and the Board regarding a variety of matters relating to the Company, including, among other things, the Company’s strategy, business, management, capital structure and allocation, corporate governance and Board composition. In addition, Ms. Wynn may take steps seeking to bring about changes to increase shareholder value, including, but not limited to, pursuing any of the plans or proposals referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 16 is incorporated by reference herein.

Ms. Wynn has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2018

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn